Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

The following is the transcript of a conference call held by executive officers of First Midwest on June 29, 2016 in connection with the proposed merger between First Midwest Bancorp, Inc. and Standard Bancshares, Inc.

Client Id: 80

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EDITED TRANSCRIPT

FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

EVENT DATE/TIME: JUNE 29, 2016 / 1:00PM GMT

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

CORPORATE PARTICIPANTS

Mike Scudder *First Midwest Bancorp, Inc. - President & CEO*

Mark Sander *First Midwest Bancorp, Inc. - Senior EVP & COO*

Paul Clemens *First Midwest Bancorp, Inc. - EVP & CFO*

CONFERENCE CALL PARTICIPANTS

Chris McGratty *Keefe, Bruyette & Woods, Inc. - Analyst*

Terry McEvoy *Stephens Inc. - Analyst*

Russell Gunther *Macquarie Research - Analyst*

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the First Midwest Bancorp conference call regarding First Midwest's proposed acquisition of Standard Bancshares, Inc., the holding company for Standard Bank and Trust Company headquartered in Hickory Hills, Illinois. If you haven't already received a copy of First Midwest's press release that was issued yesterday, you may obtain it on First Midwest's website or by calling 630-875-7463.

We direct your attention to the slides for this call. The slides are available in the investor relations section of First Midwest's website and also are attached to the 8-K that First Midwest filed with the SEC this morning including the forward-looking statement and other legends that are included with the slides.

At this time, I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the Company we will open the conference up for questions and answers for analysts only after the presentation.

It is now my pleasure to turn the floor over to Mike Scudder, President and Chief Executive Officer of First Midwest Bancorp. Sir, you may begin.

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Thank you. Thank you and good morning everyone.

We greatly appreciate you joining our call. Joining me here today are Mark Sander, our Senior Executive Vice President and Chief Operating Officer, and Paul Clemens, our Executive Vice President and Chief Financial Officer.

We are very pleased and excited to announce a significant in-market merger with Standard Bank and Trust. As was previously shared from a housekeeping perspective, we've provided an accompanying investor deck that's available on our investor relations website that you can refer to throughout my remarks.

Before we get into the details and specifics of the transaction, on behalf of all of us here at First Midwest I did want to take the opportunity to say welcome to our colleagues from Standard. We greatly look forward to working with you and building on your successes collectively. We are convinced that together all of us have a brighter future.

Let me now give an extension of that and talk a little bit about Standard itself. Standard has operated in our South suburban markets for nearly 70 years, so like First Midwest, they are very much a long-standing, established relationship-focused franchise. Much like us they are also very active in their communities.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

Today Standard operates 35 full-service branches, all of which are in the Chicago MSA. They have approximately $2.5 billion in assets, $2.2 billion in deposits, over 90% of which are considered core deposits, and $1.8 billion in loans and $300 million in assets under care for their wealth management clients.

Standard's Chief Executive Officer Larry Kelley and their management group have built a very strong team similarly focused on client service. Importantly, I would highlight that we've asked Larry to stay on with us and he has agreed to stay on as our Market President for our South Metro region as well as our Northwest Indiana regions as well as serving as a director on the Board of First Midwest Bank.

Many of you have heard me say previously that as we talk about opportunities that are available to us in the marketplace M&A in and of itself is not a strategy, it's rather an accelerator of strategy. That is clearly the case here for us.

Our combination with Standard is compelling on a number of fronts for both of us, both strategically and financially. First, this solidifies First Midwest as the leader for business banking in our markets. It greatly enhances our Chicago Metro franchise, it leverages a leading market position in the South Metro portion of that market and furthers our targeted expansion into Northwest Indiana.

Second, given the concentration of locations in our markets, our combination enables us to simultaneously enhance what is a nationally recognized service delivery platform to our consumer and business clients through an expanded and more efficient network.

Third, our combination further strengthens what is already an exceptionally strong core deposit base. Some 85% of our pro forma $11 billion in deposits will be core transactional accounts.

And then finally, the proximity of both our sales and support teams to our existing hubs allows us to retain talent and leadership from both of our teams. And that helps us as we grow.

Financially, the deal value is approximately $365 million and it is anticipated that we will realize over 12% accretion to the Company's 2018 fully diluted earnings per share based on consensus estimates. It will be 8.4% accretive in 2017 when you exclude transaction expenses or it is projected to be 4.3% if you include those same projected transaction expenses.

We expect that the tangible book value dilution will be recovered in approximately 3.75 years. I will let Paul provide further clarity on that here in a moment.

We anticipate cost saves of approximately 40% with 75% of that realized in 2017 and the remainder coming in the following year of 2018. Our strong capital position and the expected earnings accretion from the combination will leave us on very solid capital footings and with further flexibility available to us.

Paul, that's probably a good opportunity for you to take a moment and talk about the tangible book value earn back calculation.

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

Sure, thanks, Mike, and good morning. Yes, let's just go through the methodology.

Using consensus street forecast, the tangible book value dilution at closing will be 5.1% or $0.57. However, if you include all the expected transaction expenses, some of which will not be realized until 2017, the total tangible book value dilution would be higher at 5.5% or $0.62.

Using the term, what we phrased it, simple method for book value earn back we would expect to recover the $0.62 of dilution with the $0.18 of fully phased-in EPS accretion in about 3.5 years. We typically assess the M&A transaction, however, using the crossover method where we compare the pro forma tangible book value per share with where we would be on a standalone basis in the future without the transaction. Using that methodology we expect to recover all the transaction tangible book value dilution by the third quarter of 2020 or roughly 3.75 years, and so the two earn back calculations methodology are pretty consistent and similar.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

Mike, do you want to take it back?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Yes, thanks Paul. Moving on, from an integration standpoint as I said we would hope to see the transaction close and operating systems convert in late 2016 or in early 2017. That's obviously subject to the normal approval requirements and what I call the system-related coordination requirements that you see typically at the end of the year.

As we consider the integration there are a number of elements that we would also highlight that in our view lower the operational risk for this type of transaction. First, we have a significant amount of experience here as does our counterparts at Standard. Our most recent acquisition of National Bank and Trust closed and their systems converted in March and it has gone extremely well.

Along with Standard, if you look at our last four whole bank combinations or acquisitions they will have involved institutions having an average market tenure of roughly -- well, not roughly, well in excess of 70 years. So that's an important element that helps here as well.

As I alluded to as well earlier, Larry and his commercial leadership will be staying on with us and in important leadership roles for us with a focus on minimizing any transactional impact, strengthening our team, obviously pursuing our plans for growth and expansion in these markets.

Then third, our product sets align very well which along with a broader product offering that we're able to bring to bear that should enhance our overall combined client service and certainly minimize any client impact.

Finally, the existing overlap in our branch distribution will allow us to offer a collectively larger network for clients but also make that network more efficient. So this proximity, both on the support and sales sides, allow us to both strengthen our teams and lower our operating costs.

So in closing, we're certainly thrilled about this combination and what we can collectively achieve. First and foremost as I would repeat, we are better positioned to serve our clients and grow our business. Further, we have the ability to do so while at the same time greatly improving our operating leverage and lastly, the underlying financial foundation for our transaction is to both of our mutual benefit and reflects underlying assumptions that we believe to be conservative and give full cognizance to the risk of a more challenging environment that is out there in the near future potentially.

As a result, we feel we are collectively better positioned to perform. So, obviously, the importance of this opportunity will see our focus for the rest of this year certainly center on ensuring a smooth transition for our clients and colleagues and continued execution of our strategic priorities.

So with that as a summary let me open it up for your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Chris McGratty, KBW.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Good morning, everybody. Mike, a question on the accretion. I just want to make sure I'm thinking about it right.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

The 8.5% or a 8.4% for 2017, that implies off the consensus numbers about $0.11 and then if you take the $0.18 you talked about in the deck, that's a pretty big delta. Can you kind of walk us through what the jump is besides the incremental stub of the costs saves? Are there revenue enhancements in this?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

No. As we've reflected from a forecast standpoint, the revenue enhancements are really largely not considered as part of this. We think there will be opportunities for those enhancements but within the numbers that we've shared we really haven't projected those.

What we've anticipated as we go through that in part influences that, Chris, is certainly as we go through a transition period expectations for growth are certainly slower as we start and then those build as they move on. But we've anticipated those to be fairly conservative, as well. Then the rest of it is just the underlying transition that comes from achieving of the costs saves.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Okay. And I think if I look at Standard's loan growth it was about 5% last year. What is that acceleration that you are anticipating once the integration is done?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Well, I think what we would anticipate given what I would call a more conservative view is we would anticipate fairly modest growth during the early periods, during the first transition period which would be for the most part 2017. Then we would look for growth at about the pace that the market is expected to grow.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Okay. Just one more on the model.

The Durbin that you put in the slides, the $0.05 to $0.07, that's consistent with what you guys have previously communicated to the market. Does the $0.18 -- does that include the impact from the revenue fallout from Standard?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Yes.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

And then maybe a last one if I could. Are there -- what are your rate expectations through 2018? In giving your guidance for this year you talk about a band of NII growth depending on what the Fed does but what are the specific assumptions on Fed funds?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

As we've considered this particular opportunity we've modeled it across multiple scenarios. So we've considered it across scenarios, and it's difficult to predict at this point given the general uncertainty that's out there in the markets. But we've essentially modeled under scenarios that would see no interest rate growth over a forward period and we would certainly have molded it under scenarios where we've seen even greater stress than that.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

We believe we've got a financial foundation for this that certainly operates very well in either scenario and really holds with a lot of the metrics that we've already disclosed.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Okay, that makes sense. I'm just trying to -- what in the $0.18 what is the, I guess what is your terminal Fed funds in this base case that you've published?

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

It's 150 at the end of 2018.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

150 by the end of 2018. Okay, thanks.

Operator

Terry McEvoy, Stephens.

Terry McEvoy - *Stephens Inc. - Analyst*

Hi, thanks, good morning. A quick question for you, Mike, and I heard you loud and clear on M&A being the accelerator strategy, I think you called it.

I guess my question for you is, is $13 billion enough? On a pro forma basis that seems to be where your assets are going to fall out. And when I say enough meaning to kind of crossover the $10 billion threshold and then absorb the Durbin revenue loss as well as the incremental expenses?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Well, we would certainly say that the opportunity to add the level of accretion that we're talking about here, plus recall the transactions that we completed most recently with NB&T and the other opportunities with Peoples that we closed added an additional $0.04 to our run rate would be more than sufficient to offset what would be perceived as the $0.05 to $0.07 risk off of the Durbin impact. So the short answer to that is yes. We think that's a meaningful step forward to be able to do that.

Terry McEvoy - *Stephens Inc. - Analyst*

Great. Then just to get maybe more comfortable on potential revenue synergies, you've had success growing treasury management, trust, card, merchant. As you look at the new customer base that's coming over to you, do you have a sense of what percentage of those customers use any type of those products and what the upside would be should they get to your current levels?

Mark Sander - *First Midwest Bancorp, Inc. - Senior EVP & COO*

We do. We certainly see opportunities there in terms of their penetration rates versus ours. And I would say the best opportunities are probably in wealth management and leasing and in treasury management.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

So we think there are opportunities there. But, again, as Mike alluded to we haven't modeled that into the projections that we have. But we certainly think there's opportunities there.

Terry McEvoy - *Stephens Inc. - Analyst*

And then just a last question, Larry Kelley who you said will be joining the Board and running the market for you, could you just give us just a quick download on his background and what he brings to the table as kind of a banker and a Board member?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Sure. Well, Larry as I suggested will stay on and run both our South Metro portion of our market as well as that which would include our Northwest Indiana presence.

Larry has been with Standard 35 years operating his entire career under that market and is very well-known certainly to us and within the markets and very well-respected. We worked very closely with Larry certainly over the last several months in putting this together and he's done a tremendous job of shepherding that and building a team there that we fully expect to retain and continue to grow into the market.

So that's the real value. And he adds that same level of expertise and experience to our bank Board which we think is a tremendous value, as well.

Terry McEvoy - *Stephens Inc. - Analyst*

I appreciate that. Thanks.

Operator

(Operator Instructions) Russell Gunther, Macquarie.

Russell Gunther - *Macquarie Research - Analyst*

Hi, good morning guys. Just a question on the loan growth. I appreciate the color as it relates to Standard's contribution.

But if you could maybe just flesh out what the opportunity would be, be it from an asset class perspective, maybe larger loan size, sort of how you expect that to contribute to the pro forma company? And then just as a follow-on piece, do you expect that putting these two together that you'd improve sort of the legacy growth rate at FMBI?

Mark Sander - *First Midwest Bancorp, Inc. - Senior EVP & COO*

We've a great deal of respect for the team at Standard. We've competed against them for number of years, so we feel like we know them quite well. And with our capital and liquidity there certainly are opportunities for higher hold limits, for instance.

They've also done some nice niche businesses. For instance, they have a nice medical dental practice that's very appealing to us. So we think they've done a very nice job growing but can be expanded more broadly across our footprint.

So we think there are some nice synergies. And, again, elaborating on Mike's comments, Larry has built a strong commercial leadership team, so we're very excited to have them help be leaders in our Company. So our growth rate --

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

Russell Gunther - *Macquarie Research - Analyst*

Hello?

Operator

Ladies and gentlemen, please stand by. We've lost communication with the speaker line. One moment please.

Mark Sander - *First Midwest Bancorp, Inc. - Senior EVP & COO*

To pick it up where I was, perhaps that's a signal that I was going on too long. But fundamentally we think we like the teams and we think the synergies between them will only help to improve our growth rate, I guess I would say.

Russell Gunther - *Macquarie Research - Analyst*

Okay, great, thanks. I appreciate that. Then maybe if you could expand a little bit on what the drivers of the cost saves will be.

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Well, obviously, the drivers of cost saves predominantly will be reflective of taking the two operations and looking at what the overlap is within the network and making that more efficient. We've got as we look at the two platforms, we have about 12 of the 35 locations that are at Standard are within two miles of our existing locations. And there's, if you expand that to three, there's 21.

But that cost save, if you will, or that efficiency that will be driven won't necessarily come directly out of the operating platform of Standard. In some portions that will come out of the operating platform of First Midwest simply because of the locations that they have in some cases are preferred to our own.

We'll certainly have to figure out the magnitude of what that is. But those are generally drivers along that -- the typical savings that come from combination of backroom operations and those types of things.

Russell Gunther - *Macquarie Research - Analyst*

Okay great. And then just last one for me, I appreciate the color you gave in terms of your Fed fund expectations and that $0.18 accretion number. What, if anything, are you guys considering for a contribution from purchase accounting accretion in that number?

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

As far as the credit marks, there's no accretion assumed. We presume that's going to be consumed, if you will, in credit marks. The interest rate mark, though, will be accreted over the three years. That's about $0.04 a year.

Russell Gunther - *Macquarie Research - Analyst*

Okay. And that's in that $0.18?

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

It is.

Russell Gunther - *Macquarie Research - Analyst*

Okay, thanks very much. I appreciate the time.

Operator

Chris McGratty, KBW.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Yes, thanks for taking the follow-up. Mike, in your prepared remarks you talked about comfort with the capital position and then flexibility going forward. Can you remind us, I guess, number one, where the pro forma tangible common equity will fall out and number two, what your comfort level is taking it further lower or rebuilding it?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Sure. Standard's capital ratios for us are about 150 -- Standard's capital ratios generally were about 150 to 200 basis points higher than First Midwest at the end of the first quarter. So if you take that fact and combine it with the fact that it's all capital or all stock consideration, it certainly minimizes the transaction's impact on our overall capital.

When you think about the purchase accounting marks, their higher risk-weighted asset profile relative to us, our pro forma capital levels will fall about 25 to 75 basis points depending on the metric at close. And then obviously the transaction's earnings accretion will allow us to quickly recover that, and that will move back through fairly quickly. Okay?

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Sure. Just so I'm clear, your tangible was about 8.25%. That's suggesting that it's going to be high 7s and then it will rebuild? Is that about right?

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Paul, go ahead.

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

No, I think it will be closer to 8%, right around 8%.

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

And then rebuilt.

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Client Id: 80

JUNE 29, 2016 / 1:00PM, FMBI - First Midwest Bancorp Inc To Acquire Standard Bancshares, Inc. Conference Call

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

Yes.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

And then maybe I missed it, do you have the number of shares that you are going to be issuing?

Paul Clemens - *First Midwest Bancorp, Inc. - EVP & CFO*

Yes, it's going to be about 22 million shares will be delivered to Standard.

Chris McGratty - *Keefe, Bruyette & Woods, Inc. - Analyst*

Okay. Thanks a lot, guys.

Operator

(Operator Instructions) If there are no further questions I will turn the call back over to Mr. Scudder for his closing comments.

Mike Scudder - *First Midwest Bancorp, Inc. - President & CEO*

Thank you. Just in closing, I would say reiterate what I started. We are extremely excited for this opportunity and what we can collectively achieve with our combination with Standard.

We greatly look forward to executing on that here in the near future. Thank you and I would add my thanks to all of you for joining us. Thank you as always for your interest in our Company and we would wish you all to have a great day.

Operator

Ladies and gentlemen, this concludes the conference for today. Thank you all for participating and have a nice day. All parties may now disconnect.

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Forward-Looking Statements
This document may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. We caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Standard might not be realized within the expected timeframes or might be less than projected, the requisite shareholder and regulatory approvals for the proposed transaction between First Midwest and Standard might not be obtained, or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Standard’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Standard operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of such filings describe additional factors that could impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Standard.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.

Participants in this Transaction
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.